Exhibit 12.1

OUTFRONT MEDIA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
(in millions, except ratios)	2014	2013	2013	2012	2011	2010	2009
Income before benefit (provision) for income taxes and equity in earnings of investee companies	$74.8	$162.1	$237.6	$200.2	$193.2	$126.6	$42.5
Add:
Fixed charges	141.4	76.8	97.5	94.5	93.8	93.3	97.8
Distributions from investee companies	3.2	3.9	4.4	6.4	6.2	1.4	2.4

Total earnings from continuing operations	$219.4	$242.8	$339.5	$301.1	$293.2	$221.3	$142.7

Fixed charges:
Interest expensed	$57.6	$3.4	$0.2	$0.1	$0.7	$0.3	$1.3
Amortization of deferred financing costs and debt discount	10.7	—	—	—	—	—	—
Estimated interest within rental expense	73.1	73.4	97.3	94.4	93.1	93.0	96.5

Total fixed charges	$141.4	$76.8	$97.5	$94.5	$93.8	$93.3	$97.8

Ratio of earnings to fixed charges	1.6x	3.2x	3.5x	3.2x	3.1x	2.4x	1.5x